CECO ENVIRONMENTAL CORP.

3120 Forrer Street

Cincinnati, Ohio 45209

April 19, 2005

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	CECO Environmental Corp. Item 4.02 Form 8-K

Filed: February 8, 2005

File No. 0-7099

Dear Mr. Decker

We have received your letter dated April 12, 2005.

The following responses to the comments you provided are keyed to your letter dated April 12, 2005:

1.	Comment: You have disclosed that you intend to file restated financial statements. However, you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

Response: CECO Environmental Corp. (the “Company”) filed restated financial statements in a Form 10-K/A for the fiscal year ended 2003, a Form 10-Q/A for the quarter ended March 31, 2004, a Form 10-Q/A for the quarter ended June 30, 2004, and a Form 10-Q/A for the quarter ended September 30, 2004. These amendments were filed on EDGAR on April 15, 2005, immediately preceding the filing of the Company’s Form 10-K for the fiscal year ended December 31, 2004.

2.	Comment: Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the period ended December 31, 2003 and your Forms 10-Q for the periods ended March 31, 2004, June 30, 2004, and September 30, 2004 in light of the material error you have disclosed. Additionally, tell us what affect the error had on your current evaluation of disclosure controls and procedures as of the year ended December 31, 2004.

Mr. Rufus Decker

April 19, 2005

Response: The Company’s certifying officers reconsidered the effect on the adequacy of the Company’s disclosure controls for the time periods covered by the amended reports. The following was disclosed in Item 9A of the 10-K/A for the fiscal year ended December 31, 2003:

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2003. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2003 for the reasons described below.

On February, 8, 2005, the Company, in consultation with its Audit Committee, concluded that it must correct its previously issued financial statements to properly account for revenue recognized under the percentage of completion method of accounting. The Company’s management determined that a spreadsheet error existed affecting the manner in which revenue was calculated and recognized on small projects. While revenue recognized under the percentage of completion calculation on individual large projects was accurate, due to this spreadsheet error, the accumulation of revenue for small projects was incorrect. This error was material and occurred from 2000 to 2003 and the three quarters reported during 2004. This correction resulted in the restatement of the Company’s consolidated financial statements for the fiscal years 2001 through 2003, which is reflected in this Annual Report on Form 10-K/A for the year ended December 31, 2003, and for the three quarters of 2004, which are reflected in Quarterly Reports on Form 10-Q/A for the relevant periods.

After evaluating the nature of the deficiency and the resulting restatement, the Company’s Chief Executive Officer and Chief Financial Officer concluded

Mr. Rufus Decker

April 19, 2005

that a material weakness existed in the Company’s internal control over financial reporting at December 31, 2003.

Changes in Internal Control over Financial Reporting

During the fourth quarter of fiscal 2003, there were no significant changes in the Company’s internal control over financial reporting that materially affected or were reasonably likely to materially affect internal control over financial reporting.

Management detected the error noted above as a result of additional monitoring processes and procedures that were implemented during the fourth quarter of 2004 to review revenue recognized under the percentage of completion method of accounting. The additional procedures were implemented by an individual hired by the Company in its efforts to expand the internal control structure in connection with its planning and execution under the internal control standards of Section 404 of the Sarbanes-Oxley Act of 2002. This person was hired in August 2004 to initiate the Company’s documentation and testing of its internal controls. This individual’s responsibilities included performing certain monitoring activities which detected the material misstatement.

Management has evaluated this matter relative to its current and prior internal control environment and disclosure controls and procedures. It has concluded that the material weakness that led to this error not being detected timely has been mitigated as of December 31, 2004 as a result of the additional monitoring controls that were in place as of that date, which enabled the Company to detect this error.

Similar disclosures were made in Item 4 of the 10-Q/As for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004. The following was disclosed in the 10-Q/A for the period ended September 30, 2004:

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of September 30, 2004.

The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or

Mr. Rufus Decker

April 19, 2005

submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of September 30, 2004 for the reasons described below.

On February, 8, 2005, the Company, in consultation with its Audit Committee, concluded that it must correct its previously issued financial statements to properly account for revenue recognized under the percentage of completion method of accounting. The Company’s management determined that a spreadsheet error existed affecting the manner in which revenue was calculated and recognized on small projects. While revenue recognized under the percentage of completion calculation on individual large projects was accurate, due to this spreadsheet error, the accumulation of revenue for small projects was incorrect. This error was material and occurred from 2000 to 2003 and the three quarters reported during 2004. This correction resulted in the restatement of the Company’s consolidated financial statements for the fiscal years 2001 through 2003, which is reflected in the Annual Report on Form 10-K/A for the year ended December 31, 2003, and for the three quarters of 2004, which are reflected in Quarterly Reports on Form 10-Q/A for the relevant periods.

After evaluating the nature of the deficiency and the resulting restatement, the Company’s Chief Executive Officer and Chief Financial Officer concluded that a material weakness existed in the Company’s internal control over financial reporting at September 30, 2004.

Changes in Internal Control over Financial Reporting

During the third quarter of fiscal 2004, there were no significant changes in the Company’s internal control over financial reporting that materially affected or were reasonably likely to materially affect internal control over financial reporting.

Management detected the error noted above as a result of additional monitoring processes and procedures that were implemented during the fourth quarter of 2004 to review revenue recognized under the percentage of completion method of accounting. The additional procedures were implemented by an individual hired by the Company in its efforts to expand the internal control structure in connection with its planning and execution under the internal control

Mr. Rufus Decker

April 19, 2005

standards of Section 404 of the Sarbanes-Oxley Act of 2002. This person was hired in August 2004 to initiate the Company’s documentation and testing of its internal controls. This individual’s responsibilities included performing certain monitoring activities which detected the material misstatement.

Management has evaluated this matter relative to its current and prior internal control environment and disclosure controls and procedures. It has concluded that the material weakness that led to this error not being detected timely has been mitigated as of December 31, 2004 as a result of the additional monitoring controls that were in place as of that date, which enabled the Company to detect this error.

As discussed above, based on management’s evaluation of the effectiveness of the Company’s disclosure controls and procedures and the additional monitoring controls that were in place as of December 31, 2004, which enabled the Company to detect the error, the Chief Executive Officer and Chief Financial Officer concluded that the material weakness that led to the error not being detected timely has been mitigated as of December 31, 2004, and that our disclosure controls and procedures were effective as of December 31, 2004.

Comment: We remind you that when you file your restated Form 10-K you should appropriately address the following:

•	an explanatory paragraph in the reissued audit opinion,

•	full compliance with APB 20, paragraphs 36 and 37

•	fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial date,

•	updated Item 9A disclosures should include the following:

•	a discussion of the restatement and the facts and circumstances surrounding it,

•	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

•	changes to internal controls over financial reporting, and

•	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature

Refer to Items 307 and 308(c) of Regulation S-K.

•	include all updated certifications

Mr. Rufus Decker

April 19, 2005

Response: The Company addressed the above in its Form 10-K/A for the fiscal year ended 2003, including the inclusion of all updated certifications.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CECO Environmental Corp.

/s/ PHILLIP DEZWIREK
Phillip DeZwirek
Chief Executive Officer

/s/ DENNIS BLAZER
Dennis Blazer
Vice President and Chief Financial Officer

cc:	Meagan Caldwell, Staff Accountant, Securities and Exchange Commission

Melvin F. Lazar, Chairman, Audit Committee of the Board of Directors

Deloitte & Touche LLP

Sugar, Friedberg & Felsenthal LLP